IMPORTANT NOTICE REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON DECEMBER 10, 2013

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. This is NOT a ballot that you can use for voting. We encourage you to access and review all of the important information contained in the proxy materials before voting.

The Notice of Meeting, Proxy Statement and 2013 Annual Report on Form 10-K are available at http://www.cfpproxy.com/6520.

If you want to receive a paper copy or email of these documents, you must request one as instructed in this notice. There is no charge to you for requesting a copy. Please make your request for a copy on or before November 26, 2013 to facilitate timely delivery.

Dear Standex International Corporation Stockholder:

The 2013 Annual Stockholders Meeting for Standex International Corporation will be held at 4:00 P.M., Eastern Daylight Time on December 10, 2013 at the Ananda Professional Building, 25 Pelham Street, Suite 316, Salem, New Hampshire 03079. The Annual Meeting is for the purpose of considering and acting upon:

1. The election of three directors;
2. An advisory vote on the total compensation paid to the executives of the Company;
3. The ratification of the appointment by the Audit Committee of Deloitte & Touche LLP as independent auditors; and

such other matters as may properly come before the Meeting, or any adjournments thereof. The Board of Directors is not aware of any other such business. Stockholders of record at the close of business on October 15, 2013 are entitled to vote at the Meeting.

Your Board of Directors recommends a vote "FOR" each of the above proposals.

You may access the following proxy materials on the Internet at **http://www.cfpproxy.com/6520**: (i) the 2013 Annual Report on Form 10-K and (ii) Notice of the Annual Meeting/Proxy Statement. Please visit this site to vote your shares.

This notice is not a ballot or a proxy card. You may request a paper copy or email of the proxy materials at no charge to you. Please choose one of the following options:

- call 800-951-2405 (you must provide your Stockholder Control Number, which is printed at the bottom of this notice); or
- send an email to fulfillment@rtco.com and insert your Stockholder Control Number in the subject line; or
- make your request online at http://www.cfpproxy.com/6520 and insert your Stockholder Control Number when prompted.

You will **not** receive a paper or email copy of the proxy materials, unless you request them as described above. Your request for paper copies will apply to all future stockholder meetings, unless you later revoke this instruction.

Your request should be made no later than November 26, 2013 to facilitate timely delivery.

You may vote by Internet, by phone, by mail or in person. If you wish to vote by Internet or by phone, you will need your Stockholder Control Number, found on the bottom right corner of this notice. No other personal information will be required in order to vote in this manner. If you request a paper copy of these documents and wish to vote by mail, simply cast your vote on the proxy card, sign, date and return. You may also vote in person at the Meeting. If you wish to vote in person, you will need personal identification and, unless you are a registered holder of Common Stock, evidence of your ownership of Standex International Corporation Common Stock as of the close of business on the record date. If you need directions to the stockholders meeting, where you will have the option of voting in person, please call 603-893-9701 and ask for Investor Relations, or email your request to investorrelations@standex.com.

We ask that you cast your vote promptly. Thank you for your continued support!

Stockholder Control Number